SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000
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DIRECT DIAL NUMBER 212-455-3986		E-MAIL ADDRESS jbonnie@stblaw.com

VIA EDGAR

October 6, 2016

Re:	The Carlyle Group L.P.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-35538

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. West:

On behalf of The Carlyle Group L.P. (“Carlyle”), we hereby submit the following response to the comment letter issued by the Securities and Exchange Commission Staff dated September 23, 2016 regarding the Staff’s limited review of Carlyle’s Form 10-K for the Fiscal Year Ended December 31, 2015 filed on February 24, 2016 (the “Form 10-K”).

To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by Carlyle.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

Performance Fee Related Compensation Expense, page 104

1.	We note your Legacy Energy funds within the Real Assets segment had carry reversals during the year without a corresponding reversal of performance fee related compensation expense. We also note from your policy disclosure on page 190 (performance fee related compensation) that upon any reversal of performance fee revenue, the related compensation expense is also reversed. Please address the following:

•	Explain to us why there is a reversal of performance fee revenues; however, there is no reversal of the related compensation expense for these particular funds.

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Securities and Exchange Commission	2

•	Tell us if the performance fee compensation paid by these particular funds is subject to the contractual giveback obligation.

•	Tell us if there could potentially be reversals of performance fee compensation expense in future periods for these particular funds in the event that they do not perform well.

Carlyle and Riverstone Holdings L.L.C. (“Riverstone”) jointly advise six investment funds and related coinvestment vehicles (collectively, the “Legacy Energy Funds”). The Legacy Energy Funds focus on buyouts, growth capital investments and strategic ventures in midstream, upstream, power and oilfield services sectors, as well as the renewable and alternative sectors of the energy industry. Key terms of the relationship with Riverstone include:

•	The Legacy Energy Funds are jointly advised through general partners that are each governed by management committees that make all significant operating and investment decisions.

•	With the exception of Riverstone/Carlyle Global Energy and Power IV, L.P. and Riverstone/Carlyle Renewable Energy Infrastructure II, L.P., where Carlyle has a minority representation on the funds’ management committees, management of each of the Legacy Energy Funds is vested in a committee with equal representation by Carlyle and Riverstone. The consent of representatives of both Carlyle and Riverstone is generally required for operating and investment decisions.

•	Affiliates of Carlyle and affiliates of Riverstone act as investment advisers to each of the Legacy Energy Funds.

In exchange for its investment advisory services, Carlyle receives management fees and performance fees. Carlyle receives 10% of the total management fees earned from each of the Legacy Energy Funds. The remaining 90% of the management fees are earned by and paid to Riverstone. The percentage of the total performance fees from the Legacy Energy Funds earned by Carlyle ranges from 16% to 40%, with the remainder of the performance fees payable to Riverstone. Carlyle includes its share of the management fees and performance fees from the Legacy Energy Funds in the respective line items in its statement of operations since these funds are co-managed by Carlyle and Riverstone.1

[1]	For additional discussion of the Riverstone arrangements, please refer to responses to Staff comments numbered 133 and 43 in Carlyle’s letters dated November 7, 2011 and January 10, 2012, respectively, relating to the Staff’s review of its registration statement on Form S-1.

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The investment teams for the Legacy Energy Funds are employed by Riverstone and not Carlyle. As a result, Carlyle does not incur significant amounts of performance fee related compensation expense from its Legacy Energy Funds. Therefore, upon reversal of performance fee revenue related to the Legacy Energy Funds, there is generally no corresponding reversal of performance fee related compensation expense. This was the case during the year ended December 31, 2015.

Within Management’s Discussion and Analysis, Carlyle refers to performance fees, net of the related performance fee related compensation expense as net performance fees and explains fluctuations in the net performance fees between periods. Carlyle also discusses the reasons for fluctuations in performance fee related compensation expense as a percentage of performance fee revenue. In future filings, Carlyle will clarify its disclosure when there are significant fluctuations in the relationship between performance fee revenues and performance fee related compensation expense. Additionally, Carlyle will reinstate its disclosures from periods prior to December 31, 2015 (for example, page 127 of Management’s Discussion and Analysis in the Form 10-Q for the three and nine months ended September 30, 2015) to clarify that substantially all of the performance fees earned from the Legacy Energy Funds are not otherwise shared with or allocated to its employees and advisors.

In addition, in future filings, Carlyle will update its accounting policy note related to performance fee related compensation as illustrated in the following excerpt:

A portion of the performance fees earned is due to employees and advisors of the Partnership. These amounts are accounted for as compensation expense in conjunction with the recognition of the related performance fee revenue and, until paid, are recognized as a component of the accrued compensation and benefits liability. Accordingly, upon a ~~any~~ reversal of performance fee revenue, the related compensation expense, if any, is also reversed.

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Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Robert Klein

The Carlyle Group L.P.

Curtis L. Buser

Jeffrey W. Ferguson

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